Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217579
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 17 DATED OCTOBER 1, 2018
TO THE PROSPECTUS DATED NOVEMBER 27, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated November 27, 2017, Supplement No. 14, dated August 13, 2018, which superseded and replaced all previous supplements to the prospectus, Supplement No. 15, dated August 30, 2018, and Supplement No. 16, dated September 14, 2018.
Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our follow-on offering of common stock (the "Offering");

(2)
the determination of an updated estimated per share net asset value ("NAV") of our Class A common stock, Class I common stock, Class T common stock and an initial estimated per share NAV of our Class T2 common stock;

(3)	the revised follow-on offering prices per Class A share, Class I share and Class T2 share, effective October 1, 2018;

(4)	the revised distribution reinvestment plan prices per Class A share, Class I share, Class T share and Class T2 share, effective October 1, 2018;

(5)	the revised share repurchase prices pursuant to our share repurchase program, effective October 1, 2018;

(6)	the declaration of additional distributions to our stockholders;

(7)	updates to the “Risk Factors” section of our prospectus; and

(8)	updates to the “Plan of Distribution” section of our prospectus.
Status of the Offering
On November 27, 2017, our follow-on offering of up to $1,000,000,000 in shares of common stock was declared effective by the SEC (the "Offering"). As of October 1, 2018, we are offering shares of Class A common stock, Class I common stock and Class T2 common stock in the Offering. As of September 26, 2018, we had accepted investors' subscriptions for and issued approximately 2,474,000 shares of Class A common stock, 4,619,000 shares of Class I common stock, 1,320,000 shares of Class T common stock and 2,378,000 shares of Class T2 common stock in the Offering, resulting in receipt of gross proceeds of $25,202,000, $42,455,000, $12,850,000 and $23,050,000, respectively, for total gross proceeds raised of $103,557,000. As of September 26, 2018, we had approximately $896,443,000 in Class A shares, Class I shares and Class T2 shares of common stock remaining in the Offering. We commenced offering shares of Class T2 common stock in this Offering at a price of $9.714 per share on March 15, 2018. We ceased offering shares of Class T common stock in this Offering on the close of business of March 14, 2018. We continue to offer shares of Class T common stock pursuant to our DRIP Registration Statement on Form S-3.
Determination of the Updated Estimated Per Share Net Asset Value
The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding our calculation of an estimated per share net asset value:
On September 27, 2018, our board of directors, at the recommendation of the audit committee, which is comprised solely of independent directors, unanimously approved and established per share net asset value NAV of $9.25 of each of the Company’s Class A common stock, Class I common stock, Class T common stock and Class T2 common stock, the Estimated Per Share NAV. The Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities, divided by the approximate number of shares outstanding on a fully diluted basis, calculated as of June 30, 2018, or the Valuation Date. We are providing this Estimated Per Share NAV to assist broker-dealers in connection with their obligations under National Association of Securities Dealers Conduct Rule 2340, as required by the Financial Industry Regulatory Authority, Inc. or FINRA, with respect to customer account statements. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), or the IPA, in April 2013, or the IPA Valuation Guidelines, in addition to guidance from the U.S. Securities and Exchange Commission, or the SEC. We believe that there were no material changes between the Valuation Date and the date of this supplement that would impact the Estimated Per Share NAV.
The audit committee, pursuant to authority delegated by our board of directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the Estimated Per Share NAV, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals.
The Estimated Per Share NAV was determined by our board of directors after consultation with our advisor and Robert A. Stanger & Co, Inc., or Stanger, an independent third-party valuation firm. The engagement of Stanger was approved by the audit committee. Stanger prepared an appraisal report, or the Appraisal Report, summarizing key information and assumptions and providing an appraised value on 70 of the 75 properties in our portfolio as of June 30, 2018, or the Stanger Appraised Properties. Stanger also prepared a net asset value report, or the NAV Report, and together with the Appraisal Report, the Reports, which estimates the NAV of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock as of June 30, 2018. The NAV Report relied upon the Appraisal Report for the Stanger Appraised Properties, appraisal reports prepared by third parties other than Stanger on five properties with valuation dates ranging from February 7, 2018 to May 22, 2018, or the Third-Party Appraised Properties, Stanger’s estimate of our advisor’s subordinated participation in net sale proceeds due upon liquidation of our portfolio and our secured notes payable, and our advisor's estimate of the value of our operating partnership’s credit facility and our other assets and liabilities, to calculate an estimated NAV per share of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock. The process for estimating the value of our assets and liabilities was performed in accordance with the provisions of the IPA Valuation Guidelines.
Upon the audit committee’s receipt and review of the Reports, the audit committee recommended $9.25 as the Estimated Per Share NAV of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock as of June 30, 2018, to our board of directors. Upon our board of directors’ receipt and review of the Reports and the recommendation of the audit committee, our board of directors approved $9.25 as the Estimated Per Share NAV of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock as of June 30, 2018.

The table below sets forth the calculation of our Estimated Per Share NAV as of June 30, 2018, as well as the comparable calculation as of June 30, 2017. Certain amounts are reflected net of non-controlling interests, as applicable.

Estimated Per Share NAV
(In Thousands, Except Share and Per Share Data)

	As of June 30, 2018			As of June 30, 2017
	Value		Per Share	Value	Per Share
Assets
Total Real Estate, Net	$1,906,860	(1)	$14.55	$1,526,576	$15.28
Cash and Cash Equivalents	73,241		0.56	74,350	0.74
Other Assets	33,115		0.25	20,987	0.21
Total Assets	2,013,216		15.36	1,621,913	16.23

Liabilities & Stockholders' Equity
Liabilities:
Notes Payable	463,114		3.53	401,377	4.02
Credit Facility	310,000		2.36	275,000	2.75
Accounts Payable Due to Affiliates (2)	2,104		0.02	2,463	0.02
Accounts Payable and Other Liabilities	25,794		0.20	26,333	0.26
Total Liabilities	801,012		6.11	705,173	7.05

Stockholders' Equity	1,212,204		9.25	916,740	9.18
Less: Advisor Promote	—		—	—	—
Stockholders' Equity, Net of Promote	$1,212,204		$9.25	$916,740	$9.18

Fully Diluted Shares Outstanding			131,097,144		99,879,473

(1)	Includes Third-Party Appraised Properties for an aggregate value of $124.5 million.

(2)	Excludes accrued distribution and servicing fees payable to our dealer manager in connection with Class T shares and Class T2 shares.
Commencing on October 1, 2018, the revised follow-on offering prices per share for Class A shares, Class I shares and Class T2 shares will be as follows:

	Class A Shares	Class I Shares	Class T2 Shares
Estimated Value Per Share	$9.25	$9.25	$9.25
Estimated Enterprise Value	—	—	—
Estimated Upfront Selling Commission and Dealer Manager Fees	1.028	0.093	0.538
Revised Follow-On Offering Price Per Share	$10.278	$9.343	$9.788

Methodology and Key Assumptions
In determining the Estimated Per Share NAV, our board of directors considered the recommendation of the audit committee, the Reports provided by Stanger and information provided by our advisor. Our goal in calculating the Estimated Per Share NAV is to arrive at a value that is reasonable and supportable using what the audit committee and our board of directors each deems to be appropriate valuation methodologies and assumptions.
FINRA’s current rules provide no guidance on the methodology an issuer must use to determine its Estimated Per Share NAV. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different Estimated

Per Share NAV, and these differences could be significant. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets less its liabilities according to U.S. generally accepted accounting principles, or GAAP, nor does it represent a liquidation value of our assets and liabilities or the amount our shares of common stock would trade at on a national securities exchange. The estimated asset values may not represent current market value or book value. The estimated value of the Stanger Appraised Properties and Third-Party Appraised Properties does not necessarily represent the value we would receive or accept if our assets were marketed for sale. The Estimated Per Share NAV does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount compared to the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not pending disposition.

Independent Valuation Firm
Stanger was selected by the audit committee to appraise and provide a value on the Stanger Appraised Properties. Stanger is engaged in the business of appraising commercial real estate properties and is not affiliated with us or our advisor. The compensation we paid to Stanger related to the valuation is based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. The Appraisal Report was reviewed, approved and signed by an individual with the professional designation of MAI licensed in the state where each real property is located. The use of the Reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its Reports, Stanger did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of the Company.
Stanger collected reasonably available material information that it deemed relevant in appraising our real estate properties. Stanger relied, in part, on property-level information provided by our advisor, including: (i) historical and projected operating revenues and expenses; (ii) property lease agreements and/or lease abstracts; and (iii) information regarding recent or planned capital expenditures.
In conducting their investigation and analyses, Stanger took into account customary and accepted financial and commercial procedures and considerations as they deemed relevant. Although Stanger reviewed information supplied or otherwise made available by us or our advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. Stanger has assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Stanger were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, our board of directors and/or our advisor. Stanger relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.
In performing its analyses, Stanger made numerous other assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, and other matters, many of which are beyond their control and our control. Stanger also made assumptions with respect to certain factual matters. For example, unless specifically informed to the contrary, Stanger assumed that we have clear and marketable title to each real estate property appraised, that no title defects exist, that any improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no significant deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, Stanger’s analyses, opinions and conclusions were necessarily based upon market, economic, financial and other circumstances and conditions existing as of or prior to the date of the Appraisal Report, and any material change in such circumstances and conditions may affect Stanger’s analyses and conclusions. The Appraisal Report contains other assumptions, qualifications and limitations that qualify the analyses, opinions and conclusions set forth therein. Furthermore, the prices at which our real estate properties may actually be sold could differ from Stanger’s analyses.
Stanger is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public security offerings, private placements, business combinations and similar transactions. We do not believe that there are any material conflicts of interest between Stanger, on the one hand, and us, our advisor, and their affiliates, on the other hand. We engaged Stanger, with approval from our audit committee, to deliver its Reports to assist in the net asset value calculation and Stanger received compensation for those efforts. In addition, we have agreed to indemnify Stanger against certain liabilities arising out of this engagement. In the two years prior to the date of this filing, Stanger was engaged by us to prepare an appraisal report and net asset value report in connection with the June 30, 2017 and June 30, 2016 net asset value calculations. Stanger may from time to time in the future perform other services for us, so long as such other services do not adversely affect the independence of Stanger as certified in the applicable Appraisal Report. During the past three years prior to the date of this filing, Stanger was engaged to provide appraisal services to a non-traded REIT sponsored by an affiliate of our advisor, for which Stanger was paid usual and customary fees.
Although Stanger considered any comments received from us or our advisor relating to their Reports, the final appraised values of our real estate properties were determined by Stanger. The Reports are addressed solely to our audit committee to assist it in calculating and recommending to our board of directors an Estimated Per Share NAV of our common stock. The Reports are not addressed to the public, may not be relied upon by any other person to establish an Estimated Per Share NAV of our common stock, and do not constitute a recommendation to any person to purchase or sell any shares of our common stock.
The foregoing is a summary of the standard assumptions, qualifications and limitations that generally apply to the Reports. The Reports, including the analysis, opinions and conclusions set forth in such reports, are qualified by the assumptions, qualifications and limitations set forth in the respective reports.
Real Estate Valuation
As described above, we engaged Stanger to provide an appraisal of the Stanger Appraised Properties consisting of 70 of the 75 properties in our portfolio as of June 30, 2018. In preparing the Appraisal Report, Stanger, among other things:

•	performed a site visit of each Stanger Appraised Property in the context of this assignment or prior assignments;

•
interviewed our officers or our advisor’s personnel to obtain information relating to the physical condition of each Stanger Appraised Property, including known environmental conditions, status of ongoing or planned property additions and reconfigurations and other factors for such leased properties;

•	reviewed lease agreements for each Stanger Appraised Property and discussed with us or our advisor certain lease provisions and factors on each property; and

•
reviewed the acquisition criteria and parameters used by real estate investors for properties similar to the subject properties, including a search of real estate data sources and publications concerning real estate buyer’s criteria, discussions with sources deemed appropriate, and a review of transaction data for similar properties.

Stanger employed the income approach to estimate the value of the Stanger Appraised Properties, which involves an economic analysis of the property based on its potential to provide future net annual income. As part of the valuation, a direct capitalization analysis and a discounted cash flow analysis were used to determine the value of our interest in the portfolio, by valuing the subject interest in each Stanger Appraised Property in the portfolio based upon the leases that encumber such property. The indicated value by the income approach represents the amount an investor would probably pay for the expectation of receiving the net cash flow from the property during the subject lease term and the proceeds from the ultimate sale of the property.
The Appraisal Report summarizes key inputs and assumptions and provides a value for each of the Stanger Appraised Properties that Stanger appraised using financial information we provided and our advisor provided. From such review, Stanger selected the appropriate cash flow discount rates, residual discount rates, and terminal capitalization rates in its discounted cash flow analysis and the appropriate direct capitalization rate in its direct capitalization analysis. In the NAV Report, the Third-Party Appraised Properties were included in the net asset value analysis at their appraised values, which were prepared by third parties other than Stanger.
As of June 30, 2018, we owned 75 real estate properties. The total aggregate purchase price of these properties was approximately $1,738.0 million. The total aggregate purchase price of $1,738.0 million was determined in accordance with GAAP. In addition, through the Valuation Date, we had invested $55.4 million in capital improvements on these real estate properties since inception. As of the Valuation Date, the total value of the Stanger Appraised Properties and the Third-Party Appraised Properties was approximately $1,906.9 million. This represents an approximately 6.33% increase in the total value of the real estate assets over the aggregate purchase price and aggregate improvements. The following summarizes the key assumptions that were used in the discounted cash flow and direct capitalization models to arrive at the appraised value of the Stanger Appraised Properties:

	Range		Weighted Average
Terminal Capitalization Rate	6.00%	8.75%	7.22%
Cash Flow Discount Rate	5.75%	9.25%	7.69%
Residual Discount Rate	7.00%	9.50%	8.02%
Direct Capitalization Rate	5.50%	7.75%	6.65%
Income and Expense Growth	3.00%		3.00%

While we believe that Stanger’s assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the appraised value of the Stanger Appraised Properties and thus, the Estimated Per Share NAV. The table below illustrates the impact on the Estimated Per Share NAV if the terminal capitalization rates, discount rates and direct capitalization rates were adjusted by 25 basis points or 5.0%, assuming the value conclusion for each Stanger Appraised Property is based on the method being sensitized and all other factors remain unchanged:

	Estimated Per Share NAV due to:
	Increase	Decrease	Increase	Decrease
	25 Basis Points	25 Basis Points	5.0%	5.0%
Terminal Capitalization Rate	$8.95	$9.40	$8.86	$9.50
Cash Flow Discount Rate	$9.06	$9.27	$9.00	$9.33
Residual Discount Rate	$8.99	$9.34	$8.89	$9.45
Direct Capitalization Rate	$8.82	$9.84	$8.67	$10.00
Secured Notes Payable
Values for our secured notes payable, or the Secured Notes Payable, were estimated by Stanger using a discounted cash flow analysis, which used inputs based on the remaining loan terms and estimated current market interest rates for notes payable with similar characteristics, including remaining loan term, loan-to-value ratios, debt-service-coverage ratios, prepayment terms, and collateral property attributes. The current market interest rate was generally determined based on market rates for available comparable debt. The estimated current market interest rates ranged from 4.3% to 5.7% for the Secured Notes Payable.
As of June 30, 2018, Stanger’s estimated fair value of our Secured Notes Payable was $463.1 million. The weighted-average discount rate applied to the future estimated debt payments of the Secured Notes Payable was approximately 4.8%.
While we believe that Stanger’s assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the estimated value of our Secured Notes Payable and thus, the Estimated Per Share NAV. The table below illustrates the impact on the Estimated Per Share NAV if the market interest rate of the Secured Notes Payable were adjusted by 25 basis points or 5.0%, and assuming all other factors remain unchanged:

Increase	Decrease	Increase	Decrease
25 Basis Points	25 Basis Points	5.0%	5.0%
$9.29	$9.22	$9.28	$9.22

Cash, Other Assets, Other Liabilities and Credit Facility
The fair value of our cash, other assets, other liabilities and our operating partnership’s credit facility were estimated by our advisor to approximate carrying value as of the Valuation Date.
The carrying value of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities and deferred financing costs, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the respective investments. As of June 30, 2018, the estimated total liability for distribution and servicing fees in accordance with GAAP was $12.3 million. The estimated liability for distribution and servicing fees was eliminated for the purpose of the valuation because we will not be obligated to pay distribution and servicing fees in the event our portfolio is liquidated.

Advisor Promote
The Estimated Per Share NAV was calculated net of our advisor’s subordinated participation in net sale proceeds in the event of a liquidation of our portfolio, or the Advisor Promote, which we advised Stanger was equal to 15.0% of net sale proceeds after stockholders are paid return of capital plus a 6.0% cumulative, non-compounded return. Stanger estimated the value of the Advisor Promote at $0 as of the Valuation Date.

The Board’s Determination of the Estimated Per Share NAV

Based upon a review of the Reports provided by Stanger, upon the recommendation of the audit committee, our board of directors estimated the per share NAV for each of the Class A common stock, Class I common stock, Class T common stock and Class T2 common stock to be $9.25.

Limitations of the Estimated Per Share NAV
The various factors considered by our board of directors in determining the Estimated Per Share NAV were based on a number of assumptions and estimates that may not be accurate or complete. As disclosed above, we are providing the Estimated Per Share NAV to assist broker-dealers that participate, or participated, in our public offering in meeting their customer account statement reporting obligations. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different Estimated Per Share NAV. The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets or liabilities according to GAAP.
Accordingly, with respect to the Estimated Per Share NAV, we can give no assurance that:

•
a stockholder would be able to resell his or her Class A shares of common stock, Class I shares of common stock, Class T shares of common stock or Class T2 shares of common stock at the Estimated Per Share NAV;

•	a stockholder would ultimately realize distributions per share equal to our Estimated Per Share NAV upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares of Class A common stock, Class I common stock, Class T common stock and Class T2 common stock would trade at the Estimated Per Share NAV on a national securities exchange;

•	a different independent third-party appraiser or other third-party valuation firm would agree with our Estimated Per Share NAV; or

•
the Estimated Per Share NAV, or the methodology used to estimate our Estimated Per Share NAV, will be found by any regulatory authority to comply with ERISA, the Internal Revenue Code of 1986, as amended, or other regulatory requirements.

 Similarly, the amount a stockholder may receive upon repurchase of his or her shares, if he or she participates in our share repurchase program, may be greater than or less than the amount a stockholder paid for the shares, regardless of any increase in the underlying value of any assets we own.
The Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on a fully diluted basis, calculated as of June 30, 2018. The Estimated Per Share NAV was based upon 131,097,144 shares of equity interest outstanding as of June 30, 2018, which was comprised of (i) 131,076,694 outstanding shares of our common stock, plus (ii) 200 outstanding units of limited partnership interest in Carter Validus Operating Partnership II, LP, our operating partnership, which units are exchangeable on a one-for-one basis into shares of common stock, plus (iii) 20,250 shares of unvested restricted Class A common stock issued to our independent directors, which shares vest ratably over time.
Further, the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. The Estimated Per Share NAV does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale. We currently expect to utilize an independent valuation firm to update the Estimated Per Share NAV in the second half of 2019, in accordance with IPA Valuation Guidelines, but we are not required to update the Estimated Per Share NAV more frequently than annually.
Revised Follow-On Offering Share Prices
Commencing on October 1, 2018, the offering price for shares of our Class A common stock pursuant to our follow-on offering is $10.278 per share, which reflects the $9.25 Estimated Per Share NAV, a 7.0% selling commission and a 3.0% dealer manager fee, the offering price for shares of our Class I common stock pursuant to our primary offering is $9.343 per share, which reflects the $9.25 Estimated Per Share NAV and a 1.0% dealer manager fee, and the offering price for shares of our Class T2 common stock pursuant to our follow-on offering is $9.788 per share, which reflects the $9.25 Estimated Per Share NAV, a 3.0% selling commission and a 2.5% dealer manager fee. Accordingly, all references to a $10.200 per Class A share primary offering price, $9.273 per Class I share primary offering price and $9.714 per Class T2 share primary offering price throughout the prospectus are hereby superseded and replaced with $10.278 per Class A share, $9.343 per Class I share and $9.788 per

Class T2 share. With respect to Class I shares, the dealer manager may receive up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% will be funded by our advisor without reimbursement from us, in which case, commencing on October 1, 2018, the follow-on offering price per Class I share will be $9.343, as noted above. However, the 1.0% of the dealer manager fee paid from offering proceeds will be waived in the event an investor purchases Class I shares through a registered investment advisor that is not affiliated with a broker dealer, and in such instances, commencing on October 1, 2018, the price per Class I share would be $9.25. Therefore, all references to the $9.18 per Class I share in the event the 1.0% dealer manager fee is waived, as described above, are hereby superseded and replaced with $9.25 per Class I share.
All subscriptions for shares in the follow-on offering that are received in good order and fully funded by the close of business on September 28, 2018 will be processed using the $10.200 per Class A share follow-on offering price, $9.273 per Class I share follow-on offering price or $9.18 per Class I share follow-on offering price, as applicable, and $9.714 per Class T2 share follow-on offering price; all subscriptions for shares in the follow-on offering received and/or funded after the close of business on September 28, 2018 will be processed using a $10.278 per Class A share follow-on offering price, $9.343 per Class I share follow-on offering price or $9.25 per Class I share follow-on offering price, as applicable, and $9.788 per Class T2 share follow-on offering price.
The table on the cover page of our prospectus and all similar discussions appearing throughout our prospectus are superseded and replaced in their entirety as follows:

	Aggregate Price to Public(1)	Selling Commissions (3)	Dealer Manager Fee(3)	Proceeds Before Expenses to Us(1)(4)
Follow-On Offering
Per Class A Share	$10.278	$0.720	$0.308	$9.25
Per Class I Share (2)	$9.343	$—	$0.093	$9.25
Per Class T2 Share	$9.788	$0.293	$0.245	$9.25
Maximum Offering	$1,000,000,000	$70,000,000	$30,000,000	$900,000,000

(1)
The aggregate price to the public assumes no purchase price discounts. The offering prices are based on our Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T2 common stock of $9.25 as of June 30, 2018 as determined by our board of directors on September 27, 2018, and any applicable upfront selling commissions and dealer manager fees. The table assumes that all of the follow-on offering gross proceeds come from sales of Class A shares. We reserve the right to reallocate shares being offered between Class A shares, Class I shares and Class T2 shares.

(2)
The dealer manager may receive up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% will be funded by our advisor without reimbursement from us. The 1.0% of the dealer manager fee paid from offering proceeds will be waived in the event an investor purchases Class I shares through a registered investment adviser that is not affiliated with a broker dealer. In such event, the per share purchase price of the Class I shares would be $9.25.

(3)
The table excludes the distribution and servicing fees payable by holders of Class T2 shares, which will be paid over time. See the section entitled “Management Compensation” for more information on the distribution and servicing fees payable in connection with Class T2 shares.

(4)
Proceeds are calculated before deducting issuer costs other than selling commissions and the dealer manager fee. These issuer costs are expected to consist of, among others, expenses of our organization and offering. See the “Plan of Distribution” section of the prospectus.

Revised Distribution Reinvestment Plan Prices
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Distribution Reinvestment Plan” on page 21 of the prospectus and the “Fourth Amended and Restated Distribution Reinvestment Plan” as contained in Supplement No. 14 and elsewhere where the context requires:
Commencing on October 1, 2018, shares of our Class A common stock issued pursuant to the DRIP, will be issued for $9.25 per share, shares of our Class I common stock issued pursuant to the DRIP will be issued at $9.25 per share, shares of our Class T common stock issued pursuant to the DRIP will be issued for $9.25 per share and shares of our Class T2 common stock issued pursuant to the DRIP will be issued for $9.25 per share.
A participant may terminate or modify his or her participation in the DRIP at any time without penalty by delivering a written notice to the administrator. To be effective for any distribution, such termination notice must be received by the administrator at least 10 days prior to the last day of the month to which the distribution relates. Any written notice of termination should be sent by mail to DST Systems, Inc., P.O. Box 219312, Kansas City, MO 64121-9312.

Stockholders who presently participate in the DRIP do not need to take any action to continue their participation in the DRIP.
Revised Share Repurchase Prices
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Second Amended and Restated Share Repurchase Program” beginning on page 22 of the prospectus, as supplemented and “Fourth Amended and Restated Share Repurchase Program” as contained in Supplement No. 14 and elsewhere where the context requires.
The purchase price for shares repurchased under our share repurchase program will be 100% of the most recent estimated NAV per share of the Class A common stock, Class I common stock, Class T common stock or Class T2 common stock, as applicable (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Our board of directors will adjust the estimated NAV per share of each our classes of common stock if we have made one or more special distributions to stockholders. Our board of directors will determine, in its sole discretion, which distributions, if any, constitute a special distribution.
Declaration of Distributions
Additional Class A Distributions Authorized
On September 27, 2018, our board of directors approved and authorized an additional daily distribution to our Class A stockholders of record as of the close of business on each day of the period commencing on October 1, 2018 and ending November 30, 2018 in the amount of $0.000013677 per share. This additional distribution amount and the daily distribution of $0.001788493, previously authorized and declared by our board of directors, will equal an annualized rate of 6.40%, based on the revised follow-on offering purchase price of $10.278 per Class A share. The distributions for each record date in October 2018 and November 2018 will be paid in November 2018 and December 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Additional Class I Distributions Authorized
On September 27, 2018, our board of directors approved and authorized an additional daily distribution to our Class I stockholders of record as of the close of business on each day of the period commencing on October 1, 2018 and ending November 30, 2018 in the amount of $0.000013677 per share. This additional distribution amount and the daily distribution of $0.001788493, previously authorized and declared by our board of directors, will equal an annualized rate of 7.04%, based on the revised follow-on offering purchase price of $9.343 per Class I share. The distributions for each record date in October 2018 and November 2018 will be paid in November 2018 and December 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Additional Class T Distributions Authorized
On September 27, 2018, our board of directors approved and authorized an additional daily distribution to our Class T stockholders of record as of the close of business on each day of the period commencing on October 1, 2018 and ending November 30, 2018 in the amount of $0.000041894 per share. This additional distribution amount and the daily distribution of $0.001519750, previously authorized and declared by our board of directors, will equal an annualized rate of 5.79%, based on $9.840 per Class T share, which reflects the updated NAV per share of our Class T common stock, a 3.0% selling commission and a 3.0% dealer manager fee that were in place at the time the shares were purchased. The distributions for each record date in October 2018 and November 2018 will be paid in November 2018 and December 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Additional Class T2 Distributions Authorized
On September 27, 2018, our board of directors approved and authorized an additional daily distribution to our Class T2 stockholders of record as of the close of business on each day of the period commencing on October 1, 2018 and ending November 30, 2018 in the amount of $0.000039288 per share. This additional distribution amount and the daily distribution of $0.001522356, previously authorized and declared by our board of directors, will equal an annualized rate of 5.82%, based on the revised follow-on offering purchase price of $9.788 per Class T2 share. The distributions for each record date in October 2018 and November 2018 will be paid in November 2018 and December 2018, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Risk Factors

The following information supersedes and replaces in its entirety the fifth risk factor contained in the “Risk Factors — Risks Related to an Investment in Carter Validus Mission Critical REIT II, Inc." section on page 26 of the prospectus:
The Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T2 common stock is an estimate as of a given point in time and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the company.
The offering prices per Class A share, Class I share and Class T2 share are based on our Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T2 common stock as of June 30, 2018, as determined by our board of directors on September 27, 2018, which we refer to collectively as our Estimated Per Share NAV, and any applicable per share upfront selling commissions and dealer manager fees. The price at which stockholders purchase shares and any subsequent values are likely to differ from the price at which a stockholder could resell such shares because: (1) there is no public trading market for our shares at this time; (2) the price does not reflect, and will not reflect, the fair value of our assets as we acquire them, nor does it represent the amount of net proceeds that would result from an immediate liquidation of our assets or sale of the company, because the amount of proceeds available for investment from this offering is net of selling commissions, dealer manager fees, other organization and offering expense reimbursements and acquisition fees and expenses; (3) the Estimated Per Share NAV does not take into account how market fluctuations affect the value of our investments, including how the current conditions in the financial and real estate markets may affect the value of our investments; (4) the Estimated Per Share NAV does not take into account how developments related to individual assets may increase or decrease the value of our portfolio; and (5) the Estimated Per Share NAV does not take into account any portfolio premium or premiums to value that may be achieved in a liquidation of our assets or sale of our portfolio. Further, the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. The Estimated Per Share NAV does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that were not pending disposition. There are currently no SEC, federal and state rules that establish requirements specifying the methodology to employ in determining an Estimated Per Share NAV; provided, however, that pursuant to FINRA rules, the determination of the Estimated Per Share NAV must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice. Subsequent estimates of our Estimated Per Share NAV will be done at least annually. Our Estimated Per Share NAV is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets.
The following information supersedes and replaces in its entirety the sixth risk factor contained in the “Risk Factors — Risks Related to an Investment in Carter Validus Mission Critical REIT II, Inc." section on page 27 of the prospectus:
The purchase prices you pay for shares of our Class A common stock, Class I common stock and Class T2 common stock are based on the Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T2 common stock at a given point in time, and any applicable per share upfront selling commissions and dealer manager fees. Our Estimated Per Share NAV is based upon a number of estimates, assumptions, judgments and opinions that may not be, or may later prove not to be, accurate or complete, which could make the estimated valuations incorrect. As a result, our Estimated Per Share NAV may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay may be higher than the value of our assets per share of common stock at the time of your purchase.
The per share price for Class A shares, Class I shares and Class T2 shares in this Offering are based on our most recent Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T2 common stock and applicable upfront commissions and fees. Currently, there are no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an Estimated Per Share NAV. The audit committee of our board of directors, pursuant to authority delegated by our board of directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine our Estimated Per Share NAV, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. Pursuant to the prior approval of the audit committee of our board of directors, which is solely comprised of our independent directors, in accordance with the valuation policies previously adopted by our board of directors, we engaged Robert A. Stanger & Co., Inc., or Stanger, an independent third-party valuation firm, to assist with determining the Estimated Per Share NAV. Our Estimated Per Share NAV was determined after consultation with our advisor and Stanger. Stanger prepared an appraisal report summarizing key information and assumptions and providing a value on 70 of our 75 properties in our portfolio as of June 30, 2018. In addition, Stanger relied upon the appraisal reports prepared by third parties other than Stanger on five properties with valuation dates ranging from February 7, 2018 to May 22, 2018. Stanger also prepared a net asset value report, which estimates the Estimated Per Share NAV of each of our Class A, Class I, Class T and Class T2 common stock as of June 30, 2018. The valuation was based upon the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of June 30, 2018, and was performed in accordance with the valuation guidelines established by the IPA Valuation Guidelines, Valuations of Publicly Registered Non-Listed REITs. The Estimated Per Share NAV was determined by our board of directors. Subsequent estimates of our Estimated Per Share NAV for each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock will be prepared at least annually. Our Estimated Per Share NAV is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets. The Estimated Per Share NAV is not intended to be related to any values at which individual assets may be carried on financial statements under applicable accounting standards. While the determination of our most recent Estimated Per Share NAV was conducted with the material assistance of a third-party valuation expert, with respect to asset valuations, we are not required to obtain asset-by-asset appraisals prepared by certified independent appraisers, nor must any appraisals conform to formats or standards promulgated by any trade organization. Other than the information included in our Current Report on Form 8-K filed on October 1, 2018 regarding the Estimated Per Share NAV, we do not intend to release individual property value estimates or any of the data supporting the Estimated Per Share NAV.
Plan of Distribution
The following information supersedes and replaces the section entitled “Plan of Distribution — The Offering” beginning on page 179 of the prospectus:
The Offering
This is a continuous offering of common stock as permitted by the federal securities laws. We are offering up to $1,000,000,000 in shares of Class A common stock, Class I common stock and Class T2 common stock to the public through SC Distributors, LLC, our dealer manager, a registered broker-dealer affiliated with our advisor, at an offering price of $10.278 per Class A share, $9.343 per Class I share and $9.788 per Class T2 share, except as provided below. The offering prices are based on our Estimated Per Share NAV of $9.25 as determined by our board of directors on September 27, 2018 of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock, calculated as of June 30, 2018, and any applicable per share upfront selling commissions and dealer manager fees. We reserve the right to reallocate the shares of common stock we are offering between the share classes.
We discontinued offering shares of Class T common stock in this Offering on the close of business of March 14, 2018. Beginning on October 1, 2018, we offer up to $1,000,000,000 in shares of common stock in this Offering, in any combination of Class A shares, Class I shares and Class T2 shares, on a best efforts basis at $10.278 per Class A share, $9.343 per Class I share, and $9.788 per Class T2 share. The offering prices are based on our Estimated Per Share NAV of $9.25 of each of our Class A common stock, Class I common stock and Class T2 common stock, and any applicable per share upfront selling commissions and dealer manager fees. The shares are being offered on a "best efforts" basis, which generally means that the dealer manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We previously disclosed that we would offer the shares in the Offering for a period of 9-12 months following the effective date of this Registration Statement, unless our board of directors terminated the Offering at an earlier date or all shares being offered were sold, in which case the Offering would terminate. We plan to terminate the Offering on or about November 27, 2018, the date that is 12 months following the effective date of this Registration Statement; however, we reserve the right to terminate the Offering at any time prior to the stated termination date or if all shares being offered have been sold.
Class A shares and Class T2 shares are available for purchase through brokerage and transaction-based accounts. Class I shares are available for purchase in this offering only (1) through fee-based programs of participating broker-dealers, also known as wrap accounts, that provide access to Class I shares, (2) through registered investment advisers not affiliated with a participating broker-dealer, (3) by endowments, foundations, pension funds and other institutional investors or (4) other categories of investors that we name in an amendment or supplement to this prospectus. In addition, only Class A shares (when Class A shares are purchased through a broker-dealer that sells Class A shares) are available for purchase in this Offering by our executive officers and board of directors and their immediate family members, as well as officers and employees of the advisor and other affiliates of the advisor and their immediate family members and, if approved by our management, joint venture partners, consultants and other service providers. When deciding which class of shares to buy, you should consider, among other things, whether you are eligible to purchase one or more classes of shares, the amount of your investment, the length of time you intend to hold the shares (assuming you are able to dispose of them), the selling commission and fees attributable to each class of shares and whether you qualify for any selling commission discounts described below. Before making an investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.
Our dealer manager will be entitled to different amounts of selling commissions and dealer manager fees for each share class. Further, we pay an ongoing distribution and servicing fee to our dealer manager with respect to Class T shares that were sold in this Offering and the primary offering of our initial public offering (which terminated on November 24, 2017) and will pay an ongoing distribution and servicing fee to our dealer manager with respect to Class T2 shares that are sold in this

Offering. The payment of class-specific expenses are expected to result in different amounts of distributions being paid with respect to each class of shares. Distributions on Class T shares and Class T2 shares may be lower than distributions on Class A shares and Class I shares while the distribution and servicing fee is payable with respect to all Class T shares or an individual stockholder’s Class T2 share. In addition, as a result of the allocation of the distribution and servicing fee to the Class T shares and Class T2 shares, the Class T shares and Class T2 shares could have a lower NAV per share than Class A shares and Class I shares if distributions on the Class T shares and Class T2 shares are not adjusted to take account of such fee.
Investments are made by completing and properly executing a subscription agreement (in the form attached to this prospectus as Appendix B, Appendix C or Appendix F). The initial minimum permitted purchase is $2,000 in any combination of Class A shares, Class I shares and Class T2 shares. Additional purchases must be for a minimum of $500, except for purchases made pursuant to our distribution reinvestment plan. Your investment funds must be submitted with the subscription agreement.
If we provide an updated Estimated Per Share NAV prior to the conclusion of this Offering, our board of directors may determine to modify the public offering price, including the price at which shares are offered through our DRIP, to reflect such updated estimated per share NAV.
In order to subscribe for shares, you should make your check payable to “Carter Validus Mission Critical REIT II, Inc.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. Subscriptions will be accepted or rejected within 10 business days of receipt of each completed subscription agreement by us and, if rejected, all funds shall be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. In no event will the investors be admitted as members of our company any later than the last day of the calendar month following the date their subscription was accepted by us. We are not permitted to accept a subscription for the shares until at least five business days after the date you receive the final prospectus. If we accept your subscription, our transfer agent will mail you a confirmation of acceptance.
The following information supersedes and replaces the section entitled “Plan of Distribution — Special Discounts” beginning on page 183 of the prospectus:
Special Discounts
If an investor purchases our shares through one of the channels described below, we intend to sell the shares at a negotiated discount, reflecting reduced or waived selling commissions or dealer manager fees in connection with such purchases. We expect to receive substantially the same net proceeds for sales of shares through these channels. Neither our dealer manager nor its affiliates are expected to compensate any person engaged as a financial advisor by a potential investor to induce such financial advisor to advise favorably for an investment in us.
Class A Shares and Class T2 Shares
Selling commissions will be waived or reduced and, except as indicated below, the dealer manager fee may be waived or reduced at the discretion of the dealer manager, in connection with the following categories of sales:

•	sales made by certain selected participating broker-dealers at the discretion of the dealer manager;

•	sales in managed accounts that are managed by participating broker-dealers or their affiliates; or

•	sales to employees of selected participating broker-dealers (except that the dealer manager fee will be paid in full).
In addition, the dealer manager may reduce or waive selling commissions and may reduce dealer manager fees with respect to sales of Class A shares and Class T2 shares to institutional clients through an omnibus account for each share class.
Class I Shares
The dealer manager may receive up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% will be funded by our advisor without reimbursement from us. The 1.0% of the dealer manager fee paid from offering proceeds will be waived in the event an investor purchases Class I shares through a registered investment advisor that is not affiliated with a broker-dealer. In such event, the per share purchase price of the Class I shares would be $9.25. The dealer manager may reallow a portion of such dealer manager fee to participating broker-dealers.
Friends and Family
Our executive officers and managers and their immediate family members, as well as officers and persons associated with our advisor and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by our management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase Class A shares in this Offering at a discount. The purchase price for such Class A shares will be $9.558 per Class A share, reflecting the fact that selling commissions in the amount of $0.720 per Class A share will be waived and not payable in connection with such shares. There is no limit on the number of Class A shares that may be sold to such persons.
The following information supersedes and replaces the section entitled “Plan of Distribution — Volume Discounts” beginning on page 184 of the prospectus as supplemented:
Volume Discounts
In connection with sales of $500,000 and over in Class A shares or Class T2 shares to a qualifying purchaser (as defined below), a participating broker-dealer may offer such qualifying purchaser a volume discount by reducing or eliminating the selling commissions, where applicable, and/or reducing dealer manager fees. Such reduction would be credited to the qualifying purchaser by reducing the total purchase price payable by the qualifying purchaser for the shares purchased by the qualifying purchaser. The net proceeds to us from sales of shares eligible for a volume discount will be the same as from other sales of the shares. For subscriptions of Class T2 shares of $2,000,000 or more, our advisor has agreed to fund a portion of the discounted dealer manager fee. Accordingly, the effective purchase price for such purchasers will be reduced further. Volume discounts are not available for Class I shares.
The following table illustrates the various discount levels that will be offered to qualifying purchasers by participating broker-dealers for Class A shares purchased in this Offering:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Effective Purchase Price per Share to Investor(1)
$499,999 or less	7.00%	3.00%	$10.278
$500,000 - $999,999	6.00%	3.00%	$10.165
$1,000,000 - $1,999,999	5.00%	3.00%	$10.054
$2,000,000 - $2,999,999	4.00%	3.00%	$9.946
$3,000,00 - $4,999,999	3.00%	2.60%	$9.799
$5,000,000 - $9,999,999	2.00%	2.60%	$9.696
$10,000,000 and above	1.00%	2.40%	$9.576

(1)	Assumes a $10.278 per Class A share offering price. Discounts will be adjusted appropriately for changes in the offering price.
The following table illustrates the various discount levels that will be offered to qualifying purchasers by participating broker-dealers for Class T2 shares purchased in this Offering:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee		Effective Purchase Price per Share to Investor(1)
$499,999 or less	3.00%	2.50%		$9.788
$500,000 - $1,999,999	2.50%	2.50%		$9.737
$2,000,000 - $2,999,999	1.00%	1.50%	(2)	$9.487
$3,000,000 - $4,999,999	0.00%	1.00%	(2)	$9.343
$5,000,000 and above	0.00%	0.00%	(3)	$9.250

(1)
Assumes a $9.788 per Class T2 share offering price. Discounts will be adjusted appropriately for changes in the offering price. We will also pay our dealer manager a distribution and servicing fee that will accrue daily in an amount equal to 1/365th of 1.0% of the most recent NAV per Class T2 share on a continuous basis from year to year, payable out of amounts that would be distributed to holders of Class T2 shares.

(2)
In addition to the dealer manager fee payable by us to the dealer manager, our advisor will pay a 1.0% dealer manager fee to the dealer manager for purchases by an investor of $2,000,000 or more of Class T2 shares.

(3)
Our advisor will pay a 2.0% dealer manager fee to the dealer manager for purchases by an investor of $5,000,000 or more of Class T2 shares. The dealer manager may reallow a portion of such dealer manager fee to participating broker-dealers.

We will apply the reduced per share purchase price, selling commission, if applicable, and dealer manager fee, set forth in the tables above to the entire purchase of shares, not just the portion of the purchase which exceeds the $499,999 share purchase threshold, provided the purchase of all such shares is made at one time. For example, a purchase of $3,000,000 in Class A shares, which would result in the issuance of 306,154 Class A shares, in a single transaction would result in a purchase price of $9.799 per share, selling commissions of $90,000 and dealer manager fees of $78,000. A purchase of $3,000,000 in Class T2 shares, which would result in the issuance of 321,096 Class T2 shares, in a single transaction would result in a purchase price of $9.343 per share, no selling commissions and dealer manager fees of $30,000.
You may not combine amounts purchased for Class A shares with amounts purchased for Class T2 shares for purposes of obtaining a volume discount.
To qualify for a volume discount as a result of multiple purchases of shares, an investor must use the same participating broker-dealer for each purchase and must complete a subscription form for additional purchases, a form of which is included in Appendix C. Once an investor qualifies for a volume discount, the investor will be eligible to receive the benefit of such discount for subsequent purchases of shares in this Offering made through the same participating broker-dealer. If a subsequent purchase entitles an investor to an increased reduction in selling commissions or dealer manager fees, the volume discount will apply only to the current and future investments.
The following persons qualify as a “qualifying purchaser,” and, to the extent purchased through the same participating broker-dealer, may combine their purchases as a “single qualifying purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employee’s trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and

•	all commingled trust funds maintained by a given bank.
In the event a person wishes to have his or her subscription combined with others as a single qualifying purchaser, that person must request such treatment in writing at the time of that person’s subscription and identify the subscriptions to be combined. Any combination request will be subject to our verification that the subscriptions to be combined are made by a single qualifying purchaser. If the subscription agreements for the combined subscriptions of a single qualifying purchaser are submitted at the same time, then the selling commissions payable and the discounted share purchase price will be allocated pro rata among the combined subscriptions on the basis of the respective subscription amounts being combined. Otherwise, the volume discount provisions will apply only to the subscription that qualifies the single qualifying purchaser for the volume discount and the subsequent subscriptions of that single qualifying purchaser.
Only the shares purchased in this Offering are eligible for volume discounts. However, if an investor qualified for a particular volume discount as the result of multiple purchases of our Class A shares or Class T shares in our initial public offering of shares of our common stock, the investor will receive the benefit of volume discounts for subsequent purchases in this Offering. For this purpose, a Class T share investor in the initial public offering will be eligible to receive the benefit of volume discounts for subsequent purchases of Class T2 shares in this Offering, and a Class A share investor in the initial public offering will be eligible to receive the benefit of volume discounts for subsequent purchases of Class A shares in this Offering.
Shares purchased through our distribution reinvestment plan pursuant to our Registration Statement on Form S-3 will not be eligible for a volume discount or count toward aggregate purchase amounts for the purposes of determining for which purchase price discount level an investor is eligible.
California residents should be aware that volume discounts will not be available in connection with the sales of shares to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51, adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this rule, volume discounts can be made available to California residents only in accordance with the following conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;

•	all purchasers of the shares must be informed of the availability of quantity discounts;

•	the same volume discounts must be allowed to all purchasers of shares which are part of the offering;

•	the minimum amount of shares as to which volume discounts are allowed cannot be less than $10,000;

•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts must be based on a uniform scale of commissions; and

•	no discounts are allowed to any group of purchasers.
Accordingly, volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels based on dollar volume of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.